Ex (a)(1)(C)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Adept Technology, Inc.
at
$13.00 Net Per Share
by
Hoffman Acquisition Corp.
a wholly-owned subsidiary of
Omron Management Center of America, Inc.
a wholly-owned subsidiary of
OMRON Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, OCTOBER 22, 2015, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	September 23, 2015

        We have been engaged by (i) Hoffman Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation ("OMCA"), (ii) OMCA, a wholly-owned subsidiary of OMRON Corporation, a Japanese corporation ("OMRON") and (iii) OMRON to act as Information Agent in connection with the offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Adept Technology, Inc., a Delaware corporation ("Adept"), at $13.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith are copies of the following documents:

  1.
  Offer to Purchase dated September 23, 2015;

  2.
  Letter of Transmittal to be used by stockholders of Adept in accepting the Offer;

  3.
  The Letter to Stockholders of Adept from the Chief Executive Officer of Adept accompanied by Adept's Solicitation/Recommendation Statement on Schedule 14D-9; and

  4.
  A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients' instructions with regard to the Offer.

        There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered and not validly withdrawn before the expiration of the Offer that number of Shares that, together with the Shares, if any, then beneficially owned by OMCA or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares that are then outstanding. The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of any approvals or consents required under the antitrust, competition or investment laws of or relating to any jurisdiction other than the United States, and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—"Conditions of the Offer" of the Offer to Purchase.

        We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 5:00 P.M., New York City time, on Thursday, October 22, 2015, unless extended.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

        Neither the Purchaser, OMCA nor OMRON will pay any fees or commissions to any broker or dealer or other person (other than the depositary and the information agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

        Questions may be directed to us as information agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Georgeson Inc.

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, OMCA, OMRON OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.